Exhibit 99.4

Earnings Presentation Q3 2024 2 December 2024 ● BW LPG Earnings Presentation

Disclaimer and Forward-Looking Statements NOT FOR RELEASE, PUBLICATION, DISTRIBUTION OR FORWARDING, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR IN TO ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. BY ATTENDING THE MEETING WHERE THIS PRESENTATION IS MADE, OR BY READING THE PRESENTATION SLIDES, YOU ACKNOWLEDGE AND AGREE TO COMPLY WITH THE FOLLOWING RESTRICTIONS. This presentation has been produced by BW LPG Limited (“BW LPG”) exclusively for information purposes. This presentation may not be reproduced or redistributed, in whole or in part, to any other person. Matters discussed in this presentation and any materials distributed in connection with this presentation may constitute or include forward–looking statements. Forward–looking statements are statements that are not historical facts and may be identified by words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “intends”, “may”, “should”, “will” and similar expressions, such as “going forward”. These forward–looking statements reflect BW LPG’s reasonable beliefs, intentions and current expectations concerning, among other things, BW LPG’s results of operations, financial condition, liquidity, prospects, growth and strategies. Forward–looking statements include statements regarding: objectives, goals, strategies, outlook and growth prospects; future plans, events or performance and potential for future growth; liquidity, capital resources and capital expenditures; economic outlook and industry trends; developments of BW LPG’s markets; the impact of regulatory initiatives; and the strength of BW LPG’s competitors. Forward–looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The forward–looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from Fourth parties. Although BW LPG believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control. Forward–looking statements are not guarantees of future performance and such risks, uncertainties, contingencies and other important factors could cause the actual results of operations, financial condition and liquidity of BW LPG or the industry to differ materially from those results expressed or implied in this presentation by such forward–looking statements. No representation is made that any of these forward–looking statements or forecasts will come to pass or that any forecast result will be achieved and you are cautioned not to place any undue influence on any forward–looking statement. 2 No representation, warranty or undertaking, express or implied, is made by BW LPG, its affiliates or representatives as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein, for any purpose whatsoever. Neither BW LPG nor any of its affiliates or representatives shall have any responsibility or liability whatsoever (for negligence or otherwise) for any loss whatsoever and howsoever arising from any use of this presentation or its contents or otherwise arising in connection with this presentation. All information in this presentation is subject to updating, revision, verification, correction, completion, amendment and may change materially and without notice. In giving this presentation, none of BW LPG, its affiliates or representatives undertakes any obligation to provide the recipient with access to any additional information or to update this presentation or any information or to correct any inaccuracies in any such information. The information contained in this presentation should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date of the presentation. The contents of this presentation are not to be construed as legal, business, investment or tax advice. Each recipient should consult its own legal, business, investment or tax adviser as to legal, business, investment or tax advice. By attending this presentation you acknowledge that you will be solely responsible for your own assessment of the market and the market position of BW LPG and that you will conduct your own analysis and be solely responsible for forming your own view on the potential future performance of the business of BW LPG. This presentation must be read in conjunction with the recent financial information and the disclosures therein. A number of measures are used to report the performance of our business, which are non-IFRS measures, such as TCE income – Shipping per available day, TCE income – Shipping per calendar day and Return on capital employed (ROCE). These measures are defined and reconciliations to the nearest IFRS measure are available in BW LPG’s Q3 2024 Interim Financial Report and BW LPG’s Registration Statement on Form 20-F. 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In the EEA Member States, with the exception of Norway (each such EEA Member State, a “Relevant State“), this presentation and the information contained herein are intended only for and directed to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”). The securities mentioned in this presentation are not intended to be offered to the public in any Relevant State and are only available to qualified investors except in accordance with exceptions in the Prospectus Regulation. Persons in any Relevant State who are not qualified investors should not take any actions based on this presentation, nor rely on it. In the United Kingdom, this presentation is directed only at, and communicated only to, persons who are qualified investors within the meaning of Article 2(e) of the Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 who are (i) persons who fall within the definition of "investment professional" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) persons who fall within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise be lawfully communicated (all such persons referred to in (i), (ii) and (iii) above together being referred to as “Relevant Persons”). This presentation must not be acted on or relied on by persons in the United Kingdom who are not Relevant Persons.

Agenda 01 Highlights 02 Market 03 Performance 04 Q&A

# 2024 Q3 Highlights and Market Outlook

## Commercial Performance

**$46,800** TCE income – Shipping per available day

**$46,500** TCE income – Shipping per calendar day

**98%** Fleet utilisation

**1%** Technical offhire

## Financial Performance

**$120M** Net profit after tax

**$0.79** Earnings per share

**$501M** Available liquidity

**21%** Net leverage ratio

## Return to Shareholders

**$0.42** Dividend per share

**30%** ROE (annualised)

**14%** Annualised Dividend Yield

**109%** YTD Payout Ratio Shipping NPAT[2]

## Highlights and Subsequent Events

- Another good quarter for shipping with TCE income – Shipping Q3 2024 concluded at US$46,800 per available day and US$46,500 per calendar day (total).
- Avance Gas vessels deliveries commenced 1 November and a total of nine ships are expected to be delivered in time to receive Q3 dividends.
- The nine ships represent a share issuance of 14.4 million shares, increasing the total shares outstanding eligible for Q3 dividend from 132.3 million to 146.7 million. When all twelve ships are delivered, total shares outstanding will amount to 151.6 million.
- Declared a Q3 2024 cash dividend of US$0.42 per share, representing 100% payout ratio of Shipping NPAT[2]. This amounts to US$61.6 million based on 146.7 million shares outstanding.
- BW Product Services generated a net profit after tax of US$58M in Q3, comprising a negative US$14.4M of realised trading result and US$85.8M of unrealised MTM gain from cargo and paper positions.
    - The high accounting profit does not represent an immediate uplift to the Company's dividend capacity as it stems from MtM valuation of unrealised positions.
- BW LPG signed a new seven-year US$460M RCF at a competitive margin in Nov 2024 and voluntarily prepaid as well as cancelled the US$400M Facility in Oct 2024.
- Strategic fleet renewal with sale of 2007-bult BW Cedar, and purchase of 2019-built BW Kizoku.

## Market Outlook

We have a positive market view for the remainder of 2024 and calendar year 2025, although rate fluctuation is expected:

- LPG exports from the US have normalized after a quarter with disruptions due to weather and maintenance on export facilities.
- With normalized export volumes, freight rates in the US Gulf seem to have found an equilibrium level around the US$ 40,000/ day range. This is without congestion in the Panama Canal.
- The VLGC market is currently finely balanced, and we expect spot market volatility to prevail in the medium-term.
- Next phase of US export growth is set to commence 2H 2025 driven by announced export terminal expansion, while Middle East export volumes will enter its planned expansion stage from 2026.
- The demand picture remains unchanged, with supportive demand growth continuing in China, South-East Asia and the Indian sub-continent.
- The Houston-Chiba FFA market for CAL2025 is currently trading at ~US$ 40,000 per day, although with limited liquidity.

BW LPG

TCE per day presented is for the Shipping Segment

1. This does not constitute an offer to sell or the solicitation of an offer to buy any securities of BW LPG nor shall there be any sale of any securities of BW LPG in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

2. Shipping NPAT is calculated as profit attributable to equity holders of BW LPG [Q3 2024: US$104.7 million (YTD Q3 2024: US$323.3 million)], minus BW LPG's share of BW PS' net profit/(loss) after tax [Q3 2024: US$48.5 million (YTD Q3 2024: US$79.7 million)].

4

Market 5 02

34 36 32 32 31 32 29 37 34 38 35 20 24 25 23 26 22 26 25 18 16 23 18 18 18 15 15 16 11 17 18 19 16 12 12 11 12 11 12 11 14 14 14 11 0 10 20 30 40 50 60 70 80 90 100 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec EHT ET: Nederland Targa: Galena Park P66: Freeport Corpus Christi Run rate target Spot Market Snapshot – Recovery and Growth 6 Export terminals have recovered from hurricane and technical issues US – Far East spot rates TCE US$‘000/day US Gulf Coast VLGC Loadings #loadings Q3 earnings volatility Hurricane related disruptions Unscheduled maintenance at one US terminal US LPG export pace has recovered All major USGC export terminals are now operating at full capacity, setting November up to be one of the strongest months for exports in 2024 Other factors Panama Canal operating near full capacity 20 newbuildings delivered so far in 2024 Sources: S&P, Bloomberg, BW LPG Note: Spot rate and loading data updated 28th November 2024 0 20 40 60 80 100 120 140 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 3y average 2024 Spot rate FFA'25

52 56 60 66 38 41 43 45 2023 2024F 2025F 2026F North America Middle East 0 2 4 6 8 10 12 1Q24 2Q24 3Q24 4Q24 Container VLGC LNG Bulk Other Capacity Energy Transfer: Nederland (8Mtpa) [Ethane / Propane flexible] Enterprise: Neches River (11Mtpa) [Ethane / Propane flexible] Enterprise: Hydrocarbons Terminal (9Mtpa) 40 50 60 70 80 90 2024 2025 2026 2027 Current capacity LPG Exports VLGC market driven by US supply growth... 7 Terminal expansions to support continued growth in LPG exports N. America and Middle East LPG exports Million tons (VLGC only) US LPG export capacity growth Million tons per annum Panama Canal transits Transits per day (New locks) Expansions under construction Several US exporters are working on expanding their export capacity Significant LNG expansion Qatar and ADNOC LNG expansion projects from 2026 onwards Strong fundamentals Average US propane production up 6.2% YTD, net exports up 10.2% YTD, according to EIA1 More expansions likely Exporters intend to build additional capacity, citing strong demand growth Panama Canal near full capacity LNG and bulkers gradually returning while VLGC transits have increased Potential for inefficiencies Further traffic increase could cause higher transit fees and delays Sources: NGLS, Energy Transfer, Enterprise, EIA, BW LPG, Clarksons

33 37 41 44 2023 2024EE 2025EE 2026EE 20.4 21.6 22.3 23.2 2024E 2026E 2028E 2030E ....balanced against robust demand growth in Asia 8 Asia continues to grow, supporting demand for long haul shipping of LPG US dependent 50% of imports in Q3 originated from United States Demand potential from new PDH plants LPG demand from PDH plants is projected to nearly double by 2035 Retail driven market Government initiatives and infrastructure enhancements have increased access to LPG Long haul volumes 29% of imports originate in United States Overlooked by many Imports expected to grow 23% from 2024 to 2027 China LPG imports Million tons India LPG imports Million tons South-East Asia LPG imports Million tons First 9 months India takes 47% of ME export volumes Making Far East more reliant on US exports +11% First 9 months 13.6 14.4 15.4 16.8 2024E 2025E 2026E 2027E Source: NGLS, S&P CAS

13 6 10 11 13 3 3 1 1 3 2 3 4 4 4 1 1 1 1 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 Existing Newbuild - Ammonia Newbuild - Non-ammonia 69% 16% 7% 9% 0-15 years 15-20 years 20-25 years 25 years + VLGC Fleet and Newbuildings 9 Modest fleet growth over the next 18 months Sources: BW LPG, Clarksons 1. Total VLGC fleet on water (not including orderbook) 2. Delivery times for established shipyards in China and South Korea. Newcomer shipyards in China are promoting end-2026 delivery Fleet growth next 6 quarters represent ~6% of total VLGC fleet VLGC fleet profile and newbuilding market 399 total VLGC fleet1 ~$123M VLGC delivery year for newbuild contracts 2027 Chinese shipyards Current VLGC dual-fuel newbuild price Quarterly delivery schedule # of VLGCs Total orderbook number 98

Performance 10 03

2024 % of total Fleet Revenue/ (Cost) in $M Average day rate TC out 20% $113 $44,500 TC in 20% ($82) $32,400 Net $31 Remaining TC out 12% $69 $44,500 Shipping – Performance 11 Achieved 98% fleet utilisation generating TCE income - Shipping of $46,800 per available day 2024 Q3 performance Q4 2024 ▪ Fixed ~90% of our available fleet days at an average rate of ~$36,000 per day4 Guidance 2024 Charter portfolio ▪ 32% covered by TC out at $44,500 per day ▪ 13% covered by FFA hedges at $55,400 per day 1% 99% TCE income by calendar days $46,500/ day1 Technical Offhire Available days 38% 60% TCE income by available days $46,800/ day2 $47,9002 (incl. waiting time and FFA) Spot $45,9003 (excl. waiting time and FFA) Time Charter $45,000 Waiting 2% 1. TCE rates per day are inclusive of both commercial waiting and technical offhire days (i.e. 100% of calendar days) 2. TCE rates per day are inclusive of commercial waiting days and exclusive of technical offhire days (i.e. 100% of available days) 3. TCE rates per day are exclusive of both commercial waiting and technical offhire days 4. Discharge to discharge basis

# Product Services – Performance

**Strong Q3 trading performance driven largely by MTM gains from open cargo positions**

## 2024 Q3 Performance

**$71M**
Gross Profit[1]

**$58M**
Net Profit[2]

**$128M**
Net asset value End of Q3

**$5M**
Average VAR

**12%**
BW LPG VLGC cargoes lifted by BW PS

## Book Equity ($m)


68.7
(14.4)
105.1
(19.3)
(12.2)
127.9
Q3 Net profit: $58M[2]
Net assets Q2 2024
Realised positions
Unrealised cargo
Unrealised paper
Other expenses
Net assets Q3 2024
7

[1]Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services' lease-in vessels

[2]Net profit does not include the effects of currency translation from foreign operations

BW LPG

12

# Financial Highlights

**Low leverage, strong liquidity, ready for growth opportunities**

## Key Financials Q3 2024 (USD million)

| | |
|---|---|
| **Income Statement** | |
| Profit after tax | $120 |
| Profit to equity holders | $105 |
| Earnings per share[1] | $0.79 |
| Dividends per share | $0.42 |
| **Balance Sheet** | |
| Total assets | $2,531 |
| Total liabilities | $894 |
| Total shareholders' equity | $1,637 |

## Financial Ratios Q3 2024

| | |
|---|---|
| Earnings Yield[2] (annualised) | 23% |
| Dividend Yield[3] (annualised) | 14% |
| ROE[4] (annualised) | 30% |
| ROCE[5] (annualised) | 26% |
| Net leverage ratio[6] | 21% |

1. EPS (earnings per share) is computed based on the weighted average number of shares outstanding less treasury shares during the period
2. Earnings yield: EPS divided by the share price at the end of the period in USD terms
3. Dividend yield: Annualised dividend divided by the share price in USD on 29th Nov 2024
4. ROE (return on equity): with respect to a particular financial period, the ratio of the profit after tax to the average of the shareholders' equity, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet.
5. ROCE (return on capital employed): with respect to a particular financial period, the ratio of the operating profit to capital employed defined as the average of the total shareholders' equity, total borrowings and lease liabilities, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet.
6. Net leverage ratio: The sum of total borrowings and lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of the total borrowings, total lease liabilities, and shareholders' equity minus cash and cash equivalents as set out in the consolidated statement of cashflows
7. Operating cash breakeven: Total expected cash costs (excluding capex) divided by available days, owned fleet or total fleet

## Dividends per Share



$0.15
$1.91
$1.46
$0.09
$0.85
$0.84
$0.56
$1.28
$3.46
$2.00
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
YTD 2024

## Shipping Per Day Statistics (USD/Day)

| | |
|---|---|
| YTD 2024 Daily TCE Income | $51,400 |
| YTD 2024 Daily OPEX | $8,400 |
| FY 2024 Operating cash breakeven[7] | |
| Owned | $18,800 |
| Total fleet | $22,800 |

BW LPG

13

US$ million As of 30 Sept 2024 Pro forma balance post AG transaction³ Undrawn amount under revolving credit facility 592 394 Cash1 158 158 Total available liquidity 750 552 $400M ECA (o/s $49M)⁴ $221M ECA (o/s $47M) $198M Term Loan (o/s $120M) $592M Revolving Credit Facilities (RCF)⁵ Undrawn RCF - $592M O utsta nding Debt - $216M Financial – Financing Structure and Repayment Profile 14 Ample liquidity of $750M and light debt at Q3 supports healthy post transaction liquidity level Trade financing structure2 Total Available Liquidity 1. Cash presented excludes $74M held in broker margin accounts and $82M held in escrow 2. Excludes lease liabilities, capitalised fees, and interest payable, as of 30 Sept 2024 3. Liquidity takes into account $460M RCF facility arranged in Nov 2024, with transaction requirements drawn from RCF and unchanged cash position 4. Outstanding subsequently voluntarily prepaid in Oct 24 5. Includes BW Group revolving shareholder loan of $250M (voluntarily reduced from $350M given sufficient liquidity) Ship financing structure2 136 54 115 23 11 0 50 100 150 200 250 300 350 2024 2025 2026 2027 2028 and 2029 USD millions $796M Trade Finance Facilities - o/s $123M $198M BW LPG India Term Loan - o/s $120M Revolving credit facilities (RCF) - o/s $0M $221M ECA 2029 - o/s $47M $400M ECA 2028 - o/s $49M Repayment profile2 Letter of credit $125M Drawndown $123M $796M Trade Finance Facilities Unutilised Facilities - $548M Utilised Facilities - $248M Below excludes liabilities related to two sale-and-leaseback vessels of $128M, which will be effective upon delivery of vessels in Q4 2024 ⁴

Q&A 15 04

Q&A CEO Kristian Sørensen CFO Samantha Xu

Contact Us Investor Relations investor.relations@bwlpg.com Ticker (OSE) / Ticker (NYSE) BWLPG / BWLP LinkedIn linkedin.com/company/bwlpg Telephone +65 6705 5588 Website https://investor.bwlpg.com Address 10 Pasir Panjang Road Mapletree Business City #17 -02 Singapore 117438 17

Appendices 18 05

# 50 VLGCs and 2 LGCs Operated by BW LPG as of 10 December

## 26 BW LPG
100% ownership

| Name | Year | Shipyard |
|---|---|---|
| BW Rigel | 2023 | DSME |
| BW Messina | 2017 | DSME |
| BW Mindoro | 2017 | DSME |
| BW Malacca | 2016 | DSME |
| BW Magellan | 2016 | DSME |
| BW Frigg | 2016 | Hyundai H.I. |
| BW Freyja | 2016 | Hyundai H.I. |
| BW Volans | 2016 | Hyundai H.I. |
| BW Brage | 2016 | Hyundai H.I. |
| BW Tucana | 2016 | Hyundai H.I. |
| BW Var | 2016 | Hyundai H.I. |
| BW Njord | 2016 | Hyundai H.I. |
| BW Balder | 2016 | Hyundai H.I. |
| BW Pampero | 2015 | Jiangnan |
| BW Orion | 2015 | Hyundai H.I. |
| BW Chinook | 2015 | Jiangnan |
| BW Libra | 2015 | Hyundai H.I. |
| BW Levant [1] | 2015 | Jiangnan |
| BW Sirocoo [1] | 2015 | Jiangnan |
| BW Passat [1] | 2015 | Jiangnan |
| BW Leo | 2015 | Hyundai H.I. |
| BW Gemini | 2015 | Hyundai H.I. |
| BW Carina [1] | 2015 | Hyundai H.I. |
| BW Mistral [1] | 2015 | Jiangnan |
| BW Aries [1] | 2014 | Hyundai H.I. |
| BW Kyoto | 2010 | Mitsubishi H.I. |

## 9 BW LPG
Time charter/bareboat in

| Name | Year | Shipyard |
|---|---|---|
| BW Capella [3] | 2022 | DSME |
| BW Polaris [3] | 2022 | DSME |
| BW Yushi [1] | 2020 | Mitsubishi H.I. |
| BW Kizoku [1,4] | 2019 | Mitsubishi H.I. |
| Gas Zenith [1] | 2017 | Hyundai H.I. |
| Oriental King | 2017 | Hyundai H.I. |
| Doraji Gas | 2017 | Mitsubishi H.I. |
| Berge Nantong | 2006 | Hyundai H.I. |
| Berge Ningbo | 2006 | Hyundai H.I. |

## 8 BW LPG India
52% ownership

| Name | Year | Shipyard |
|---|---|---|
| BW Pine | 2011 | Kawasaki S.C. |
| BW Lord | 2008 | DSME |
| BW Tyr | 2008 | Hyundai H.I. |
| BW Loyalty [1] | 2008 | DSME |
| BW Oak | 2008 | Hyundai H.I. |
| BW Elm | 2007 | Hyundai H.I. |
| BW Birch | 2007 | Hyundai H.I. |
| BW Cedar | 2007 | Hyundai H.I. |

## 9 Operated

| Name | Year | Shipyard | Beneficiary |
|---|---|---|---|
| Gas Jupiter | 2023 | Jiangnan | Sinogas Maritime |
| Kaede | 2023 | Hyundai H.I. | Product Services |
| Gas Venus | 2021 | Jiangnan | Sinogas Maritime |
| Gas Gabriela [1] | 2021 | Hyundai H.I. | Product Services |
| Reference Point [1] | 2020 | Jiangnan | Product Services |
| Clipper Wilma [1] | 2019 | Hyundai H.I. | Product Services |
| BW Tokyo | 2009 | Mitsubishi H.I. | Exmar |
| Denver [2] | 2009 | Hyundai H.I. | Product Services |
| Helsinki [2] | 2009 | Hyundai H.I. | Product Services |


21
POWERED BY LPG
Vessels with dual-fuel propulsion technology


13
Vessels retrofitted with scrubber technology


18
Vessels on compliant fuels

1. Vessels with scrubbers installed
2. LGC (Large Gas Carrier)
3. Bareboat charter
4. BW Kizoku to be delivered into the owned fleet in Q1 2025

BW LPG

19

2024 Time charter % of total Revenue/ Average Fleet (Cost) in $M day rate TC out 20% $113 $44,500 TC in 20% ($82) $32,400 Net - $31 Remaining TC out 12% $69 $44,500 1. % of fleet ratio is basis: TC out is based on total available days and TC in is based on total calendar days VLGC Charter Portfolio Overview 20 Time charter-out coverage for 2024 at 32% at an average rate of $44,500 per day Revenue in USD millions % of total available days of the whole fleet Cost in USD millions % of total available days of the whole fleet Avg. TC out rate Avg. TC in rate Time charter-out Time charter rate (US$ thousands / day) Time charter-in Net time charter position $39 $42 $54 $47 $48 $50 $49 $43 29% 34% 38% 29% 26% 27% 26% 24% 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 Quarterly $182 $189 32% 26% 2024 2025 Yearly $20 $21 $21 $20 $17 $18 $18 $16 25% 21% 21% 19% 14% 14% 14% 12% 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 Quarterly $82 $69 20% 13% 2024 2025 Yearly $44.6 $42.8 $45.0 $45.4 $45.5 $45.7 $45.6 $45.5 $27.3 $32.7 $32.6 $31.9 $32.4 $32.3 $32.3 $32.4 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 Quarterly $44.5 $45.6 $32.4 $32.3 2024 2025 Yearly

0.16 0.32 0.16 0.16 0.17 0.53 0.53 0.53 0.53 0.53 0.7 0.7 0.00 0.16 0.16 0.16 0.17 0.53 0.53 0.53 0.53 0.53 0.7 0.7 Sep-23 Oct-23 Nov-23 Dec-23 Jan-24 Feb-24 Mar-24 Apr-24 May-24 Jun-24 Jul-24 Aug-24 Sep-24 Fleet Safety Statistics 21 Safety and Zero Harm onboard remain our key focus Total Recordable Case Frequency (TRCF): Work-related fatalities and injuries per one million hours worked Lost Time Injury Frequency (LTIF): Work-related fatalities and injuries per one million hours worked that leads to lost work time TRCF 12 Month Rolling Average (MRA) LTIF 12 Month Rolling Average (MRA) Data as of 30th September 2024

Q1 2024 Q2 2024 Q3 2024 Q4 2024E 2024E 2025E Owned days 2,517 2,457 2,484 2,787 10,245 14,266 Time charter in days 621 637 644 639 2,541 2,123 Total calendar days 3,138 3,094 3,128 3,426 12,786 16,389 Offhire1 104 10 20 41 175 390 Total available days (Net of offhire) 3,034 3,084 3,108 3,385 12,611 15,999 Spot days (Net of offhire) 2,145 2,037 1,941 2,394 8,517 11,852 Time charter out days (Net of offhire) 889 1,047 1,167 991 4,094 4,147 % Spot days 71% 66% 62% 71% 68% 74% % TC days 29% 34% 38% 29% 32% 26% TCE rates Spot $68,500 $53,300 $47,900 - - - Time charter out $44,600 $42,800 $45,000 $45,400 $44,500 $45,600 VLGC TCE rate (Net of offhire) $61,500 $49,700 $46,800 - - - Shipping Segment Charter Portfolio 2024-2025 22 Time Charter Out contract coverage stands at 32% for 2024 (as of 12 November 2024) Notes: BW LPG India Charter Portfolio is a subset of the Shipping Segment Charter Portfolio Pool revenue distributed to participants and the associated days are excluded from the presentation 1. Offhire is assumed to be 3 days per year per vessel, distributed equally per quarter, during the years the vessel does not have planned dry dockings

BW LPG India Charter Portfolio 2024-2025 23 Time Charter Out contract coverage stands at 83% for 2024 (as of 12 November 2024) 1. Offhire is assumed to be 3 days per year per vessel, distributed equally per quarter, during the years the vessel does not have planned dry dockings Q1 2024 Q2 2024 Q3 2024 Q4 2024E 2024E 2025E Owned days 728 728 736 736 2,928 2,586 Time charter in days - - - - - - Total calendar days 728 728 736 736 2,928 2,586 Offhire1 56 - - 5 61 69 Total available days (Net of offhire) 672 728 736 731 2,867 2,517 Spot days (Net of offhire) 134 177 78 92 481 351 Time charter out days (Net of offhire) 538 551 658 639 2,386 2,166 % Spot days 20% 24% 11% 13% 17% 14% % TC days 80% 76% 89% 87% 83% 86% TCE rates Spot $60,000 $39,500 $46,900 - - - Time charter out $40,600 $42,600 $40,000 $45,900 $42,300 $47,700 VLGC TCE rate (Net of offhire) $43,900 $42,000 $44,700 - - -